Mail Stop 3561
      December 6, 2005

Michael Enemaerke
Cross Atlantic Commodities, Inc.
1282 Camellia Circle
Weston, FL 33326

      Re:	Cross Atlantic Commodities, Inc.
      Amendment One to Registration Statement on Form SB-2
      Filed November 16, 2005
		File No. 333-1311294

Dear Mr. Enemaerke:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Risk Factors, page 7
1. We reissue comment 8 in our letter dated October 7, 2005. We note that you state in your response that you had added a risk factor addressing the risk concerning your contract with Victoria Coffees.
It does not appear that you have provided such a risk factor. Please revise your Risk Factors to include a risk factor that addresses the potential termination of your commodities contract with Victoria Coffees.

Management`s Discussion and Analysis and Plan of Operations, page
23
2. We note your response to comment 28 in our letter dated October
7,
2005. Our comment requested that you expand your disclosure to provide greater details on how your business activities will generate revenues, such that the reader could understand your business and evaluate the likelihood you will make a profit. Please augment your disclosure to provide more information to allow a reader to fully evaluate your likely performance and profitability. Please revise or advise.
3. We note your response to comment 29 in our letter dated October
7,
2005. Our comment requested that you include a discussion of known trends, or uncertainties that are reasonably likely to have a material effect on the company`s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition. Your revisions appear more in the form of additional risk factors. For example, is it a know trend that there could be an embargo placed on Uganda? Please revise or advise.

Results of Operations, page 26
4. We note your response to comment 15 in our letter dated October
7,
2005.  You have not revised your discussion of results of
operations
and financial statement footnotes to disclose the difference between
the nature of the business and operations from October 2004
through
June 30, 2005 and your plan for operations. You also have not revised your results of operations to provide a more clear discussion which is not merely a recitation of changes evident from your financial statements. Your response did not indicate why you think
these revisions are not necessary.   Please revise or advise.

Plan of Distribution, page 35
5. We note your response to comment 34 in our letter dated October
7,
2005.  Please revise your disclosure to make clear that you can not
apply to be listed on the OTC Bulletin Board.   In this regard,
ensure that your disclosure clearly discloses that to be quoted on the OTC Bulletin Board a market maker must file an application on your behalf.

Financial Statement, page 40
6. Your financial statements were required to be updated prior to the filing of this amendment. In the future please file amendments with properly updated financial statements and related disclosures.
Refer
to Item 310 of Regulation S-B.

Item 26. Recent Sales of Unregistered Securities, page 57
7. Please more fully describe the legal and factual basis of the exemptions from registration you relied upon in these transactions.
For example, you state that one of your transactions was exempt under an exemption under 4(2). Do you mean to simply state that it was non-public offering under 4(2) or did you rely upon a specific exemption under Regulation D? If so please provide the factual basis that would allow you to rely on this exemption. Please note this is an example. Review your entire Recent Sale of Unregistered Securities section and revise as necessary. See Item 701(d) of Regulation S-B.

Exhibits

Exhibit 23.1 Consent of Independent Registered Accounting Firm
8. Please ensure you obtain and file an updated signed consent of your independent auditors.  Ensure that the consent reflects an appropriate electronic signature (/s/).

Non-Binding Letter of Intent
9. Please either file as an exhibit your Non-Binding Letter of Intent with Martell, LLC or explain to us why it`s not material.


***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Adam Phippen, Accountant, at (202) 551-3336 or
George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, David Mittelman, Legal Branch Chief, at (202) 551-3214 or me at (202) 551-3720 with any other questions.


      					Sincerely,



      					H. Christopher Owings
      Assistant Director



cc: 	Jody Walker, Esq.
      Via Fax (303) 220-9902


Michael Enemaerke
Cross Atlantic Commodities, Inc.
December 6, 2005
Page 3